April 9, 2010

VIA EDGAR AND MESSENGER

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	URS Corporation
Form 10-K for the fiscal year ended January 1, 2010 filed March 2, 2010
File No. 1-07567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comments in your letter dated March 26, 2010 regarding the Company’s Form 10-K for the fiscal year ended January 1, 2010, filed with the SEC on March 2, 2010.  For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Management Discussion and Analysis, page 38

Liquidity and Capital Resources, page 59

1.
You state that for the year ended January 1, 2010, your primary sources of liquidity were cash flows from operations and proceeds from the sale of your equity investment in MIBRAG, as well as proceeds from the sale of mining equipment and other assets located in Bolivia following the termination of a mining contract.  On pages 39, 50, 61 and 106, we note disclosures related to the termination of this singular Bolivian mining contract, from which you received $47.4 million.  However, on page 12, you disclose that certain material reductions in backlog resulted from the termination of two mining contracts. Please address the following:

•	Clarify for us how many mining contracts were terminated during 2009.

If two, please provide us detailed information relating to the other contract and the impact of that contract's termination on your financial statements.

•	Tell us and revise future filings to disclose where the $47.4 million is reflected in your statement of cash flows.

•
Tell us and revise future filings to disclose whether there was a gain or loss from the sale of the mining equipment and other assets in Bolivia, and if so, the amount and where it is reflected in your statement of operations.

Response:

During our fiscal year 2009, two of our mining contracts were terminated, which had significant impacts on our backlog.  In addition to the Bolivian mining contract, a contract in Arizona was terminated because our client closed the mine.  Unlike the equipment we owned and used at the Bolivian mine, the equipment used to execute the Arizona mining contract was leased under an operating lease arrangement.  Upon termination of the contract, our client was contractually obliged to assume the equipment leases.  Accordingly, there was not a material impact on our cash flows upon termination of this contract.  In addition to the collection of accounts receivable and payments of accounts payable and accrued liabilities, we received a termination fee of $9 million under this contract.  None of these amounts, individually or in aggregate, was material to our cash flows.  The $9 million termination fee was recorded in revenues in our Consolidated Statement of Operations for the fiscal year ended January 1, 2010.

The owner of the Bolivian mine was contractually obligated to purchase the equipment from us upon termination of our contract.  The $47.4 million in proceeds from the sale of the Bolivian mining contract equipment was included in the $54.5 million of “Proceeds from disposal of property and equipment” reflected under the caption “Cash Flows from Investing Activities” in our Consolidated Statement of Cash Flows for the fiscal year ended January 1, 2010.  In future Form 10-K filings, we will provide additional disclosures to indicate where the proceeds are reflected in our Consolidated Statements of Cash Flows.

We recognized an insignificant pre-tax gain from the sale of the mining equipment and other assets related to the Bolivian mine of $3.3 million, which was included in Cost of Revenues in our Consolidated Statement of Operations for the fiscal year ended January 1, 2010.

We will include the following expanded disclosure, as underlined, regarding the proceeds and the gain from the sale of the mining equipment and other assets in Bolivia in the Management’s Discussion and Analysis section of future Annual Reports on Form 10-K.

“During the third quarter of our 2009 fiscal year, an Energy & Construction business mining contract located in Bolivia was terminated at our former client’s discretion.  Pursuant to the termination, we received $47.4 million in cash primarily related to the sale of the mining equipment and other related assets to the client, which resulted in an insignificant gain.  The proceeds are included in “Proceeds from disposal of property and equipment” under the caption “Cash Flows from Investing Activities” in our Consolidated Statement of Cash Flows for the fiscal year ended January 1, 2010.”

Note 12, Income Taxes, page 113

2.
You disclose on page 114 that there are foreign NOL carryovers of approximately $294.7 million that are offset by a valuation allowance of $274.3 million.  From the deferred tax assets and liabilities tables on pages 114-115, your consolidated tax valuation allowance is $87.6 million.  Please explain to us where the $274.3 million has been reflected in the financial statements.  In future filings, please provide a reconciliation between amounts included in such statements to your aggregate tax valuation allowance, if materially different.

Response:

We acknowledge the original disclosure was unclear in that the valuation allowance was stated as a gross amount versus the tax-effected amount shown in the tables on pages 114-115.  We propose the following narrative disclosure to clarify this issue.  We believe this expanded disclosure provides adequate information and that a reconciliation is unnecessary.

"As of January 1, 2010, our federal net operating loss (“NOL”) carryover, per income tax returns filed or to be filed, was approximately $22.2 million.  These federal NOL carryovers expire in years 2020 through 2025.  In addition to the federal NOL carryovers, there are also state NOL carryovers in various taxing jurisdictions of approximately $435.4 million.  These state NOL carryovers expire in years 2010 through 2027.  There are also foreign NOL carryovers in various taxing jurisdictions of approximately $294.7 million.  The majority of the foreign NOL carryovers have no expiration date.  The NOL carryovers result in deferred tax assets of $104.6 million.  A valuation allowance of $87.6 million has been established against these deferred tax assets.  None of the remaining deferred tax assets related to NOL carryovers are individually material.  Full recovery of our NOL carryovers will require that the appropriate legal entity generate taxable income in the future at least equal to the amount of the NOL carryovers within the applicable taxing jurisdiction."

Evaluation of Disclosure Controls and Procedures, page 144

3.
We note the qualification regarding the effectiveness of your controls under “Inherent Limitation on Effectiveness of Controls” on page 145.  It appears that this qualification applies to your disclosure controls and procedures.  Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Response:

We intend to revise our future disclosures regarding “Controls and Procedures” to make the following underlined changes:

“ITEM 9A.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our CEO and CFO are responsible for establishing and maintaining “disclosure controls and procedures” for our company.  As defined in the rules promulgated under the Exchange Act “disclosure controls and procedures” are controls and other procedures of an issuer designed to ensure that the information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and (ii) accumulated and communicated to management, including the principal executive and principal financial officers, to allow timely decisions regarding required disclosures.  Based on our management’s evaluation, with the participation of our CEO and CFO, of our disclosure controls and procedures, our CEO and CFO have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this report.

Inherent Limitations on Effectiveness of Controls

The company’s management, including the CEO and CFO, has designed our disclosure controls and procedures and internal control over financial reporting to provide reasonable assurances that the controls’ objectives will be met.  However, management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any system’s design will succeed in achieving its stated goals under all potential future conditions.  Projections of any evaluation of a system’s control effectiveness into future periods are subject to risks.  Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.”

Item 15, Exhibits, Financial Statement Schedules, page 146

4.
We note that you have not filed on EDGAR the schedules and the exhibits to the Credit Agreement dated as of November 15, 2007 (Exhibit 4.1).  Please file the complete copy of the agreement with your next Exchange Act periodic report.

Response:

As requested by the Staff, we will file the Credit Agreement and all exhibits and schedules with our next periodic report.

Closing

In response to the Staff’s request for a written confirmation from us regarding our disclosure obligations and the Commission’s comment process, we hereby confirm that:

(a)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)
the comments of the Staff or changes made to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on the Form 10-K for the fiscal year ended January 1, 2010; and

(c)	the company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to call me at (415) 774-2770.

Very truly yours,

/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President, Controller and Chief Accounting Officer
URS Corporation

cc:           Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Craig Lutz
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004